EMPLOYMENT AGREEMENT

THIS AGREEMENT is dated March 2, 2011 but made as of and effective the 1st day of January, 2011

B E T W E E N:

GOLD STANDARD VENTURES (US) INC., a company incorporated under the laws of the State of Nevada and having an office at 557 West Silver Street, Suite 206, Elko, Nevada  89801

(herein called the "Corporation")

 OF THE FIRST PART

A N D:

DAVID C. MATHEWSON, of 1265 Mesa Drive, Fernley, Nevada, U.S.A.  89408

(herein called the "Executive")

 OF THE SECOND PART

WHEREAS the Corporation is a wholly-owned subsidiary of Gold Standard Venture Corp. (the “Parent”), a reporting issuer whose common shares are listed for trading on the TSX Venture Exchange, and carries on the business of acquiring, exploring and developing mineral resource properties in the State of Nevada (the "Business");

AND WHEREAS the Corporation has agreed to employ the Executive in the Business and the Executive has agreed to accept such employment subject to the terms, conditions and covenants provided in this Agreement.

NOW THEREFORE, in consideration of the mutual covenants herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Corporation and the Executive hereby agree as follows:

1.           Employment. The Corporation hereby employs the Executive to render services to the Corporation as, and to undertake the duties and exercise powers of, the Vice-President, Exploration, with effect from January 1, 2011 (the “Effective Date”), subject always to the general control and direction of the President and the Board of Directors of the Corporation (the “Board”).  The Executive hereby agrees to hold such other offices to which he may be appointed in any affiliate of the Corporation, which includes, without limitation, the Parent.  The Executive hereby accepts these positions, on the terms and conditions herein contained.

2.           Duties and Compliance with Rules. The Executive shall be generally responsible for all matters typical of those for an executive officer in the position of Vice-President, Exploration.  The Executive shall carry out all lawful instructions and directions from time to time given to him by the President and the Board and shall comply with all rules, regulations and instructions of the Corporation now in force, or that may be adopted from time to time, and communicated by the Corporation to its executives generally by the President and the Board.  The Executive shall perform his duties to the utmost of his ability and the Executive shall use his best efforts to promote the interests and goodwill of the Corporation and shall conduct himself in a diligent, competent and businesslike manner and as the Executive may be otherwise directed to perform by the President and the Board. The Executive appreciates that the Executive’s duties may involve travel from the Executive’s place of employment (both within and outside of the United States of America), and the Executive agrees to travel as reasonably required in order to fulfill the Executive’s duties.

3.           Commitment. Through the term of this Agreement the Executive shall devote his full and exclusive working time and attention to the business and affairs of the Corporation and its affiliates and shall not, without the prior written consent of the Corporation, undertake any other business or occupation or become an employee, agent or consultant for any other corporation, firm, partnership or individual; provided that nothing herein shall be construed so as to prevent the Executive from making investments of a strictly passive nature, so long as such investments, when considered together, are not of a type or in an amount such as would conflict with the efficient performance by the Executive of his duties hereunder.

4.           Basic Remuneration. The Corporation shall employ the Executive at an annual salary to be determined periodically by the Board (the "Base Salary"), payable regularly in accordance with the Corporation's practices applicable to other senior executives (less applicable source deductions, if any). The performance of the Executive will be reviewed periodically by the Board, and, at the sole option of the Board, the Base Salary of the Executive may be increased; provided, however, that the Board shall be under no obligation to increase the Base Salary at the time of any such review.  The Base Salary shall also be reviewed by the Board periodically for possible increases according to the criteria applied generally by the Board to such potential increases for management personnel and may be increased in such manner at the discretion of the Board.  The Base Salary does not include any bonus or incentive payments. The Board may introduce such payments in its discretion.  As of the Effective Date, the Base Salary is $150,000 per annum, provided that if, as and when the Parent completes an equity financing for an amount in excess of $10,000,000 (the “Threshold Equity Financing”), the Base Salary shall automatically increase to $180,000 per annum effective retroactive to the first day of the month in which the Threshold Equity Financing is completed.

5.           Stock Options.  The Executive will be entitled to participate in the incentive stock option plan of the Parent, and to receive incentive stock options as determined by the board of directors of the Parent (the “Parent Board”) from time to time and in accordance with the plan established by the Parent and in compliance with any applicable State, Federal or Inter-Provincial laws or regulations.

6.           Benefits. The Executive acknowledges and agrees there are no benefit plans or programs currently offered to senior executive officers by the Corporation or any affiliate including the Parent, except as required by law. However, at such time as benefit plans or programs become available to senior executive officers of the Corporation or any affiliate, the Executive shall be eligible to participate in same at the level of the Executive in accordance with the terms and conditions of the particular plans and programs.  In the event any such benefit plan or program consists of the provision of insurance for the Executive and his estate, the Executive agrees to provide necessary medical information and to undergo medical examinations as may be reasonably requested by insurance carriers in this regard.  The Executive agrees that there is no pension plan or program (registered or otherwise) presently offered by the Corporation or any affiliate including the Parent.

7.           Expenses. The Corporation shall pay all reasonable and necessary expenses actually and properly incurred by the Executive from time to time in furtherance of or in connection with the Business of the Corporation in accordance with Corporation’s policies, including, but not limited to, all travel expenses, parking and entertainment expenses.  If any such expenses are paid in the first instance by the Executive, the Corporation shall reimburse him therefor, subject to the receipt by the Corporation of statements, vouchers or other evidence in form reasonably satisfactory to it.

8.           Vacation. The Executive shall be entitled to an annual vacation of up to four (4) weeks in each calendar year.  Such vacations may be taken only at such times as the Executive reasonably determines to be appropriate, having regard to the operations of the Corporation; and provided further that such vacations may be taken only within the year of entitlement thereto and may not be accumulated from year to year.   If the Executive’s employment is terminated pursuant to section 10 hereof, the Executive will not be entitled to receive any payment in lieu of any vacation in excess of vacation accrued up to the date of his termination.

9.           Term and Effective Date. The term of the Executive's employment shall be for an indefinite period, until such time as the employment of the Executive is terminated in accordance with the provisions of this Agreement.  The Corporation and the Executive acknowledge that the Executive commenced providing services to the Corporation as of the Effective Date and therefore, notwithstanding the date of the execution of this Agreement, each party agrees that the rights, benefits and obligations of this Agreement are effective as of the Effective Date.

10.           Termination. The employment of the Executive hereunder may be terminated in the following manner and in the following circumstances:

(a)	at any time by the Corporation forthwith, without notice and without pay in lieu of notice, for cause;

(b)	automatically upon the death of the Executive;

(c)
at any time by notice in writing from the Corporation to the Executive if the Executive shall become permanently disabled; for the purposes hereof, the Executive shall be deemed to be permanently disabled immediately following any period of 365 consecutive days during which the Executive is prevented from performing his essential duties as an Executive of the Corporation for more than 182 days in the aggregate by reason of illness or mental or physical disability despite reasonable accommodation efforts of the Corporation;

(d)	in any other case, by the payment by the Corporation to the Executive in a lump sum of the equivalent two (2X) times:

(i) his then annual Base Salary; plus

(ii) his average annual bonus or other cash incentive payment, if any, for the two most recently completed calendar years prior to the date of termination,

(less applicable source deductions), calculated from the date of termination of his employment; or

(e)
by the Executive providing no less than twenty (20) days notice in writing to the Corporation.  In the event the Executive provides such notice to the Corporation, the Executive’s employment shall terminate on the date the period of such notice expires. In such circumstance, the Corporation may request that the Executive cease duties prior to the expiry of the notice period.  The Executive understands and agrees that in the event the Executive elects to terminate his employment and voluntarily resign, no lump sum severance shall be paid as defined in subparagraph 10(d), above.

11.           Cause. For the purposes of subsection 10(a), cause shall include:

(a)
the failure or refusal of the Executive to perform his duties and responsibilities at an acceptable level or standard, provided that the Executive has been provided written notice of such failure and has not corrected his behaviour within 20 days of receiving such notice and provided further that the Executive shall only be entitled to correct his behaviour pursuant to the notification under this subsection 11(a) on a one-time basis. For purposes of clarity, any subsequent failure or refusal to perform his duties and responsibilities at an acceptable level or standard will not require written notice of such failure by the Corporation and corresponding opportunity for the Executive to correct the behaviour;

(b)	any dishonesty on the part of the Executive affecting the Corporation or the Parent;

(c)	the conviction of the Executive for an indictable offence or for any crime involving moral turpitude, fraud or misrepresentation;

(d)
excessive use of alcohol or illegal drugs by the Executive interfering with the performance of his obligations under this Agreement and the failure to participate fully in any employee assistance program offered by the Corporation;

(e)	any wilful and intentional act on the part of the Executive having the effect of materially injuring the reputation, business or business relationships of the Corporation or the Parent;

(f)	any violation of State or Federal or trade practices acts, including but not limited to those enumerated in NRS Chapter 598A;

(g)	any material breach (not covered by any of the above clauses 11(a) through 11(e) above) of any of the provisions of this Agreement; and

(h)	any other reason which at law would entitle the Corporation to terminate the Executive’s employment without notice or compensation in lieu of notice.

12.           Employment Legislation, etc. Any payment to the Executive under subsection 10(e) shall be deemed to include all required payments pursuant to the provisions of the NRS Chapter 608, including but not limited to NRS 608.020 to NRS 608.050, inclusive.  In the event that greater compensation in lieu of notice is required to be given by the Corporation to the Executive pursuant to NRS Chapter 608 or any equivalent or pre-emptive State or Federal legislation, subsection 10(e) hereof shall be construed as providing for the payment of such greater amount.  Payments to the Executive upon termination in accordance with this Agreement by the Corporation will be deemed to include and to satisfy entitlement to termination pay, vacation pay and severance pay pursuant to applicable employment legislation to the extent of those payments, including all payments due to the Executive pursuant to section 14 hereof, and such payments may be subject to statutory deductions. Receipt by the Executive of all payments due in accordance with this Agreement will be deemed to constitute a full and final release and discharge by the Executive of the Corporation and all of its directors, officers, employees and agents (for each of whom and for this purpose the Corporation contracts as a trustee) from all claims, actions, causes of action, debts, obligations and liabilities whatsoever (collectively “Claims”) including, without limitation, any Claims in respect of the Executive’s hiring by, employment with and termination of employment with the Corporation.

13.           No Requirement to Mitigate. In the event that any payment is made to the Executive pursuant to the provisions of subsection 10(e), the Executive shall not be required in any manner whatsoever to mitigate any damages resulting from the termination of employment.  Furthermore, the payment referred to in subsection 10(e) shall be made regardless of whether the Executive seeks or finds employment of any nature whatsoever.

The Corporation and the Executive acknowledge and agree that the provisions of subsection 10(e) are reasonable and that the total amount payable as outlined herein is an amount which has been agreed to between them to be payable hereunder or, in the alternative, is a reasonable pre-estimate of the damages which will be suffered by the Executive in the event of termination of employment (other than a termination pursuant to subsection 14(d)) and shall not be construed as a penalty.

14.	Change of Control.

(a)	Terms used in this section 14 but not otherwise defined herein have the meanings set forth below:

(i)            "Benefit Plans" means any employee loan, insurance, long-term disability, medical, dental and other executive and employee benefit plans, including any pension or group RRSP plans, as may be provided by the Corporation or any affiliate including the Parent to the Executive, if any, from time to time;

(ii) "Change in Control" means a transaction or series of transactions whereby directly or indirectly:

(A)
any person or combination of persons obtains a sufficient number of securities of the Parent to affect materially the control of the Parent; for the purposes of this Agreement, a person or combination of persons holding shares or other securities in excess of the number which, directly or following conversion thereof, would entitle the holders thereof to cast 20% or more of the votes attaching to all shares of the Parent which may be cast to elect directors of the Parent, shall be deemed to be in a position to affect materially the control of the Parent; or

(B)
the Parent shall: (i) consolidate or merge with or into, (ii) amalgamate with, or (iii) enter into a statutory arrangement with, any other person (other than an affiliate of the Parent) and, in connection therewith, all or part of the outstanding voting shares shall be changed in any way, reclassified or converted into, exchanged or otherwise acquired for shares or other securities of the Parent or any other person or for cash or any other property; or

(C)
any other person (other than an affiliate of the Parent) shall: (i) consolidate or merge with or into, (ii) amalgamate with, or (iii) enter into a statutory arrangement with, the Parent, and, in connection therewith, all or part of the outstanding voting shares shall be changed in any way, reclassified or converted into, exchanged or otherwise acquired for shares or other securities of the Parent or any other person or for cash or any other property; or

(D)
the Parent shall sell or otherwise transfer, including by way of the grant of a leasehold interest (or one or more of its affiliates shall sell or otherwise transfer, including by way of the grant of a leasehold interest), property or assets: (i) aggregating more than 50% of the consolidated assets (measured by either book value or fair market value) of the Parent and its affiliates as at the end of the most recently completed financial year of the Parent, or (ii) which, during the most recently completed financial year of the Parent, generated, or during the then current financial year of the Parent are expected to generate, more than 50% of the consolidated operating income or cash flow of the Parent and its affiliates, to any other person or persons (other than the Parent or one or more of its affiliates); or

(E)
there occurs a change in the composition of the Parent Board, which occurs at a single meeting of the shareholders of the Parent, or a succession of meetings of the shareholders of the Parent occurring within 6 months of each other, whereby such individuals who were members of the Parent Board immediately prior to such meeting or succession of meetings cease to constitute a majority of the Parent Board without the Parent Board, as constituted immediately prior to such meeting or meetings, approving of such change.

(iii) "Share Option" means any stock option granted under a stock option or share purchase plan of the Parent; and

(iv) "Triggering Event" means any one of the following events which occurs without the express or implied agreement of the Executive:

(A)
a change (other than those that are clearly consistent with a promotion) in the Executive’s position or duties (including any position or duties as a director of the Corporation), responsibilities (including a change in the person or body to whom the Executive reports at the date of a Change in Control, except if such person or body is of equivalent rank or stature or such change is as a result of the resignation or removal of such person or the persons comprising such body, as the case may be, and who reports to the Executive), title or office in effect immediately prior to a Change in Control; or

(B)
a reduction by the Corporation or any of its affiliates of the Executive’s salary, benefits or any other form of remuneration or any change in the basis upon which the Executive’s salary, benefits or any other form of remuneration payable by the Corporation or its affiliates is determined or any failure by the Corporation to increase the Executive’s salary, benefits or other forms of remuneration payable by the Corporation or its affiliates in a manner consistent (both as to frequency and percentage increase) with practices in effect immediately prior to a Change in Control or with practices implemented subsequent to a Control in Control with respect to the senior executives of the Corporation and its affiliates, whichever is more favourable to the Executive; or

(C)
any failure by the Corporation or its affiliates to continue in effect any benefit, bonus, profit sharing, incentive, remuneration or compensation plan, stock ownership or purchase plan, pension plan or retirement plan in which the Executive is participating or entitled to participate immediately prior to a Change in Control, or the Corporation or its affiliates taking any action or failing to take any action that would materially adversely affect the Executive's participation in or materially reduce his rights or benefits under or pursuant to any such plan, or the Corporation or its affiliates failing to increase or improve such rights or benefits on a basis consistent with practices in effect immediately prior to a Change in Control or with practices implemented subsequent to a Change in Control with respect to the senior executives of the Corporation and its affiliates, whichever is more favourable to the Executive; or

(D)
a change in the municipality in which the Executive is regularly required to carry out the terms of his employment with the Corporation at the date of a Change in Control  unless the Executive's terms of employment include the obligation to receive geographic transfers from time to time in the normal course of business; or

(E)
any failure by the Corporation or its affiliates to provide the Executive with the number of paid vacation days to which he was entitled immediately prior to a Change in Control or the Corporation or its affiliates failing to increase such paid vacation on a basis consistent with practices in effect immediately prior to a Change in Control or with practices implemented subsequent to a Change in Control with respect to the senior executives of the Corporation and its affiliates, whichever is more favourable to the Executive; or

(F)
the Corporation or its affiliates taking any action to deprive the Executive of any material employment benefit not hereinbefore mentioned and enjoyed by him immediately prior to a Change in Control, or the Corporation or its affiliates failing to increase or improve such material fringe benefits on a basis consistent with practices in effect immediately prior to a Change in Control or with practices implemented subsequent to a Change in Control with respect to the senior executives of the Corporation and its affiliates, whichever is more favourable to the Executive; or

(G)	any material breach by the Corporation of any provision of this Agreement; or

(H)
the good faith determination by the Executive that, as a result of a Change in Control or any action or event thereafter, the Executive's status or responsibility in the Corporation or its affiliates have been diminished or the Executive is being effectively prevented from carrying out his duties responsibilities as they existed immediately prior to a Change in Control; or

(I)
the failure by the Corporation to obtain, in a form satisfactory to the Executive, an effective assumption of its obligations hereunder by any successor to the Corporation, including a successor to a material portion of its business; or

(J)	Jonathan T. Awde and any one of Richard S. Silas, Ewan S. Downie or Robert J. McLeod cease to be directors of the Corporation.

(b)
Notwithstanding anything to the contrary contained in this Agreement, if a Change in Control occurs and if, in respect of the Executive, a Triggering Event subsequently occurs within twelve months of the Change in Control, the Executive shall be entitled to elect to terminate his employment with the Corporation and to receive a lump sum payment from the Corporation in an amount equal to three (3X) times:

(i) his then current annual Base Salary; plus

(ii) his average annual bonus or other cash incentive payment, if any, for the two most recently completed calendar years,

(less applicable source deductions), calculated from the date of the Executive’s election to terminate his employment pursuant to subsection 14(c).

This subsection 14(b) shall not apply if such Triggering Event follows a Change in Control which involves a sale of securities or assets of the Parent with which the Executive is involved as a purchaser in any manner, whether directly or indirectly (by way of participation in a corporation or partnership that is a purchaser or by provision of debt, equity or purchase-leaseback financing).

(c)
All termination rights of the Executive provided for in subsection 14(b) are conditional upon the Executive electing to exercise such rights by notice given to the Corporation within 180 days of the Triggering Event.

(d)
Notwithstanding the provisions contained in section 10(e) hereof, the Executive shall be entitled to a payment by the Corporation of the amount calculated as provided for in subsection 14(b) if a Triggering Event does not occur but the Executive is dismissed from his employment with the Corporation without cause within twelve months of the Change in Control.  For greater certainty, the Executive shall not be entitled to any payment by the Corporation pursuant to this subsection 14(d) or otherwise if the Executive is dismissed from his employment with the Corporation for cause. The Corporation shall not dismiss the Executive for any reason unless such dismissal is specifically approved by the Board.

(e)
All payments provided herein shall be inclusive of any statutory payments required and shall constitute the Executive’s sole entitlements regarding salary in the event of Change in Control.  Upon compliance with Section 14, the Executive shall have no Claims against the Corporation or any affiliate of the Corporation including the Parent, or any of their respective officers, directors, employees or agents, arising from the Executive’s employment or termination of employment.

(f)
In the event that the Executive is entitled to a payment pursuant to this section 14, the Executive shall be entitled to have all Benefit Plans in existence at the time such payment is due, if any, continued for a period of 12 months after the date of the giving of notice by the Executive pursuant to subsection 14(c), or the dismissal of the Executive's employment pursuant to subsection 14(d), as the case may be.

(g)
In the event that the Executive is entitled to a payment pursuant to this section 14, any Share Option previously granted to the Executive by the Parent shall become fully vested, in which case the Executive shall be entitled to exercise such Share Option on the terms granted and, notwithstanding any term of the stock option plan to the contrary, shall remain exercisable for the original term granted and shall not terminate due to the termination of the Executive's employment with the Corporation. In addition, any provisions of the Share Option restricting the number of option shares which may be purchased before a particular date shall be waived.  The terms of any Share Option agreement shall be deemed amended to reflect the provisions of this subsection 14(g). The provisions of this subsection 14(g) shall be subject to applicable securities laws and the rules of any stock exchange on which the shares of the Parent may be then listed and the receipt of all necessary approvals from such securities regulators and exchange, which approvals the Corporation shall use its reasonable commercial efforts to obtain in the event of the operation of this subsection 14(g).

(h)
Any payment to be made by the Corporation pursuant to the terms of section 14 shall be paid by the Corporation in cash in a lump sum within ten business days of the giving of notice by the Executive pursuant to subsection 14(c) or within ten business days of the termination or dismissal from the Executive's employment as referred to in subsection 14(d), as the case may be.  Any such payment shall be calculated, in the case of subsection 14(b), at the date of giving notice pursuant to subsection 14(c) and, in the case of subsection 14(d), at the date of dismissal or termination, as the case may be.

(i)
In the event that any payment is made to the Executive pursuant to the provisions of subsection 14(b) or subsection 14(d), as the case may be, the Executive shall not be required in any manner whatsoever to mitigate any damages.  Furthermore, the payment referred to in subsection 14(b) or subsection 14(d), as the case may be, shall be made regardless of whether the Executive seeks or finds employment of any nature whatsoever.

15.           Death of Executive. In the event that the Executive dies prior to the satisfaction of all of the Corporation's obligations under the terms of this Agreement, any remaining amounts payable to the Executive by the Corporation shall be paid to the person or persons previously designated by the Executive to the Corporation for such purposes, subject to entitlements of third persons under the provisions of NRS Chapter 133 or 134, whichever applies. Any such designation of beneficiaries shall be made in writing, signed by the Executive and dated and filed with the Secretary of the Corporation. In the event that no designation is made, all such remaining amounts shall be paid by the Corporation to the estate of the Executive.

16.           Assignment to Successor. This Agreement shall be assigned by the Corporation to any successor corporation of the Corporation and shall be binding upon such successor corporation.  For the purposes of this section 16, "successor corporation" shall include any person referred to in Paragraph 14(a)(ii)(B) or (C). The Corporation shall ensure that the successor corporation shall continue the provisions of this Agreement as if it were the original party in place of the Corporation; provided however that the Corporation shall not thereby be relieved of any obligation to the Executive pursuant to this Agreement.  In the event of a transaction or series of transactions as described in Paragraph 14(a)(ii)(B) or (C), appropriate arrangements shall be made by the Corporation for the successor corporation to honour this Agreement as if the Executive had exercised his maximum rights hereunder as of the effective date of such transaction.

17.	Confidentiality and Non-Competition.

(a)           Subject to section 18 below, all confidential records, material and information and copies thereof, and all trade secrets (including, without restricting the generality of the foregoing, inventions, discoveries and methods of processing and production), concerning the business or affairs of the Corporation or any of its affiliates, clients or suppliers (collectively, the “Confidential Information”) obtained by the Executive in the course of his employment shall remain the exclusive and confidential property of the Corporation. For greater certainty, “Confidential Information” will not include: (i) information  that is available to the public or in the public domain, being readily accessible to the public in written publications, at the time of disclosure or use, without breach of this Agreement; (ii) the general skills and experience gained by the Executive during the period services are provided to the Corporation; and (iii) information the disclosure of which is required to be made by any law, regulation, governmental authority or court, provided that before disclosure is made, notice of the requirement is provided by the Executive to the Corporation.

(b)           At all times during and subsequent to the Executive's employment, the Executive shall not disclose the contents of any Confidential Information to any person or entity or use, copy, transfer or destroy any Confidential Information other than as necessary in carrying out the Executive’s duties on behalf of the Corporation without first obtaining the consent of the President and the Board and shall take all reasonable precautions to prevent any inadvertent disclosure, use, copying, transfer or destruction of any Confidential Information.  The Executive shall not, following the termination of his employment hereunder for any reason, use the contents of any Confidential Information for any purpose whatsoever.

(c)           Within five days after the termination of the Executive’s employment, or of receipt by the Executive of the Corporation’s written request, the Executive will promptly deliver to the Corporation all property of or belonging to or administered by the Corporation or any of its affiliates, including without limitation all Confidential Information that is embodied in any physical or ephemeral form, whether in hard copy or on magnetic media, and that is within the Executive’s possession or under the Executive’s control. After he ceases to be employed by the Corporation, the Executive shall under no circumstances remove any books, records or documents or copies thereof (whether or not confidential) from the Corporation's office, nor shall the Executive make any copies of any such books, records or documents or copies thereof for use outside the Corporation's office, except as specifically authorised by the President and the Board of Directors of the Corporation.

(d)           The Executive hereby agrees that he will not at any time during the term of his employment with the Corporation and for a period of six months thereafter interfere with or knowingly initiate contact with any employee or consultant of the Corporation who was an employee or consultant of the Corporation within six months of the termination for the purpose of offering or enticing that employee to leave the Corporation’s employ.

(e)           Should the Executive become separated from the Corporation, either voluntarily or involuntarily, for a period of twelve months from the date of separation (the “Separation Date”), the Executive shall not use or disclose, directly or indirectly, Confidential Information, to anyone other than other employees of the Corporation and its affiliates except for the sole benefit of the Corporation or as may be required by law.   The Executive further agrees that, with respect to such Confidential Information which qualifies as a trade secret, the above-mentioned restrictions or the use or disclosure of such information shall remain in effect for longer than the twelve months after the Separation Date, i.e., for as long as such information qualifies as a trade secret.

(f)           The foregoing covenants are given by the Executive acknowledging that he has specific knowledge of the affairs of the Corporation.  The subject matter of the foregoing covenants is the acquisition, exploration and development of mineral resources properties in the State of Nevada. In the event that any clause or portion of any such covenant should be unenforceable or be declared invalid for any reason whatsoever, such unenforceability or invalidity shall not affect the enforceability or validity of the remaining portions of the covenants and such unenforceable or invalid portions shall be severable from the remainder of this agreement.  Notwithstanding the termination of this Agreement, the Executive’s obligations under this Section 17 are to remain in effect in accordance with the terms set out herein and will exist and continue in full force and effect despite any breach or repudiation, or alleged breach or repudiation, of this Agreement or the Executive’s employment (including, without limitation, the Executive’s wrongful dismissal) by the Corporation.  The Executive hereby acknowledges and agrees that all restrictions contained in this Agreement are reasonable and valid and all defences to the strict enforcement thereof by the Corporation are hereby waived by him.

(g)           Without intending to limit the remedies available to the Corporation, the Executive understands and acknowledges that a breach or threatened breach by the Executive of any of the terms of Section 17 hereof could result in the Corporation suffering irreparable harm that is not capable of being calculated and that cannot be fully or adequately compensated by the recovery of damages alone. Accordingly, the Executive agrees that, in addition to any other relief to which the Corporation may become entitled, the Corporation may apply for and will be entitled to injunctive relief, whether interim or permanent, specific performance and other equitable remedies, in any court of competent jurisdiction specifically to enforce any such covenants upon the breach or threatened breach of any such provisions, or otherwise specifically to enforce any such covenants and hereby waives all defences to the strict enforcement thereof by the Corporation.

18.           Net Smelter Return Royalty.

(a) The Corporation will grant to the Executive a net smelter returns royalty (“NSR”) equal to:

(i)
one (1%) percent over all prospects generated by the Executive which are acquired, by way of staking (each a “Staked Prospect”), for the beneficial ownership of  the Corporation or any of its affiliates; and

(ii)
one half (1/2%) percent over all prospects generated by the Executive which are acquired, by way of lease (each a “Leased Prospect”), for the beneficial ownership of the Corporation or any of its affiliates, provided that:

(A)	such Leased Prospect carries a maximum NSR of four (4%) percent to the underlying owner/lessee; and

(B)	such Leased Prospect is not adjacent to any claims from which the Executive is otherwise is entitled to receive or participate in a NSR or other royalty interest.

(b)
The Corporation will have the right to purchase, at any time, the one half (1/2%) percent NSR contemplated in subsection 18(a)(ii) in respect of any Leased Prospect for a purchase price of $500,000 per Leased Prospect.

(c)
Any NSR granted by the Corporation to the Executive in respect of a Staked Prospect or Leased Prospect (each a “Prospect”) shall be owned in perpetuity for the benefit of the Executive, his heirs, executors, administrators or assigns, and will carry through any change or transfer of ownership of the Prospect.  The Corporation shall notify the Executive of its intent to drop a Prospect or any claim or lease comprised therein at least 30 days prior to any applicable annual claim filing and/or required lease payment.

19.           Entire Agreement.  This Agreement constitutes the entire agreement between the parties pertaining to the subject matter of this Agreement. This Agreement supersedes and replaces all prior agreements, if any, written or oral, with respect to the Executive’s employment by the Corporation and any rights which the Executive may have by reason of any prior agreement or by reason of the Executive’s prior employment, if any, by the Corporation. All previous agreements, written or oral, express or implied, between the parties hereto or on their behalf relating to the employment of the Executive by the Corporation are hereby terminated and cancelled, and each of the parties hereto hereby releases and forever discharges the other of and from all manner of actions, causes of action, claims, demands whatsoever under or in respect of any such agreements.  There are no warranties, representations or agreements between the parties in connection with the subject matter of this Agreement except as specifically set forth or referred to in this Agreement. No reliance is placed on any representation, opinion, advice or assertion of fact made by the Corporation or any affiliate or their respective directors, officers, employees and agents (for each of whom and for this purpose the Corporation contracts as trustee) to the Executive, except to the extent that the same has been reduced in writing and included as a term of this Agreement. Accordingly, there will be no liability, either in tort or in contract, assessed in relation to any representation, opinion, advice or assertion of fact, except to the extent aforesaid.

20.           Notice. Any notice in writing required or permitted to be given to the Executive hereunder shall be sufficiently given if served on the Executive personally or mailed by registered mail postage prepaid addressed to the Executive at his last address known to the Corporation.  Any such notice mailed as aforesaid shall be deemed to have been received by and given to the Executive three business days following the date of mailing.  Any notice in writing required or permitted to be given to the Corporation hereunder shall be given by registered mail postage prepaid addressed to the President of the Corporation c/o the Parent’s head office at #610 – 815 West Hastings Street, Vancouver, B.C. V6C 1B4, Canada.  Any such notice mailed as aforesaid shall be deemed to have been received by and given to the Corporation three business days following the date of mailing.  Either party may at any time give notice in writing to the other of any change of address of the party giving such notice and from and after the giving of such notice the address therein specified shall be deemed to be the address of such party for the giving of notices hereunder. Any notice or agreement to be provided to or by the Corporation shall, for the purposes of this Agreement, be deemed to have been given or received if addressed to or by the Board.

21.           Further Assurances. Each of the parties hereto agrees to do and execute or cause to be made, done or executed all such further and other things, acts, deeds, documents, assignments and assurances as may be necessary or reasonably required to carry out the intent and purpose of this Agreement fully and effectually.  Without limiting the generality of the foregoing, the Corporation shall take all reasonable steps in order to structure the payment or payments provided for in this Agreement in the manner most advantageous to the Executive with respect to the provisions of the Internal Revenue Code (United States) or similar legislation in place in the jurisdiction of the Executive's residence.

22.           Co-Operation by Executive.  The Executive will co-operate in all respects with the Corporation if a question arises as to whether the Executive has a disability pursuant to subsection 10(d) hereof. Without limitation, the Executive will authorize the Executive’s medical doctor or other health care specialist to discuss the condition of the Executive with the Corporation and will as reasonably requested by, and at the expense of, the Corporation submit to examination by a medical doctor or other health care specialist jointly selected by the Corporation and the Executive; provided that if the Corporation and the Executive fail to agree on a medical doctor or other health care specialist within 10 days of the request for examination made by the Corporation, each of the Corporation and the Executive will forthwith select a medical doctor or health care specialist and  the medical doctors or healthcare specialists so selected will, within 10 days of being selected, jointly select a third medical doctor or healthcare specialist. The third medical doctor or health care specialist so selected will examine the Executive.

23.           Arbitration.  If any dispute arises under the terms of this Agreement or if there is disparity of understanding between the parties regarding terms, obligations, duties and conditions imposed by this Agreement, the parties agree to resolve disputes as follows:

(a)           before any rights or remedies are sought through the arbitration provisions set forth below, the parties agree to attempt resolution of any dispute by utilizing the services of a mutually agreed upon, duly certified mediator in Reno, Nevada.  The parties agree to share equally in costs and fees of said mediator; and

(b)           in the event that mediation is unsuccessful, the parties agree to submit this matter to binding arbitration, with a mutually agreed upon arbitrator duly certified by the American Arbitration Association, each party to bear the cost of said arbitration equally.

24.           Governing Law and Venue. This Agreement shall be governed by and interpreted under the laws of the State of Nevada.  The parties agree that any action not subject to the mandatory mediation of paragraph 23, above, shall be brought in a court of competent jurisdiction and appropriate venue within the State of Nevada.

25.           Currency. All dollar amounts referred to in this Agreement are expressed in United States funds unless otherwise specifically provided herein.

26.           Assignment. Save and except as provided in section 16, the benefits and obligations of this Agreement may not be assigned by either party to any other person; provided, however, that the Corporation may assign this Agreement to an affiliate of the Corporation upon notice to the Executive.  Except as aforesaid, this Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns, including, in the case of the Executive, his heirs, executors and administrators.

27.           Invalidity of Provisions.  Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any provision by a court of competent jurisdiction will not affect the validity or enforceability of any other provision. If in any jurisdiction, any provision of this Agreement or its application to any party or circumstance is restricted, prohibited or unenforceable, the provision will, as to that jurisdiction, be ineffective only to the extent of that restriction, prohibition or unenforceability without invalidating the remaining provisions of that provision in any other jurisdiction or its application to other parties or circumstances.

28.           Waiver, Amendment.  Except as expressly provided in this Agreement, no amendment or waiver of this Agreement will be binding unless executed in writing by the party to be bound. No waiver of any provision of this Agreement will constitute a waiver of any other provision nor will any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

29.           Acknowledgment. The Executive acknowledges that:

(a)	he has read and understood this Agreement;

(b)
he has been given an opportunity to obtain independent legal advice concerning this Agreement and the provisions hereof and the interpretation and effect of this Agreement, and by signing this Agreement represents and warrants that he has each either obtained advice or voluntarily waived the opportunity to receive same;

(c)
for purposes of interpretation, since all parties to this Agreement have been allowed the opportunity to review same, neither party shall be deemed to be the drafter for purposes of interpretation; and

(c)	he has entered into this Agreement voluntarily.

IN WITNESS WHEREOF the parties hereto have executed this agreement as of the ____ day of March, 2011

SIGNED, SEALED AND DELIVERED by DAVID C. MATHEWSON in the presence of: Name & Signature Address Occupation	) ) ) ) ) ) ) ) ) _________________________________ ) DAVID C. MATHEWSON ) ) ) )

GOLD STANDARD VENTURES (US) INC.

Per: _______________________________
Authorized Signing Officer

State of _____________
County of ___________

I HEREBY CERTIFY that before me DAVID C. MATHEWSON personally appeared, to me known to be the person described in and who executed the foregoing instrument, and acknowledged the execution thereof to be his free act and deed for the uses and purposes therein mentioned, and said instrument is the act and deed of said person.

WITNESS my hand and official seal in the State and County above mentioned this ____ day of _____________, 2011.

Notary Public

My commission expires: _______________

(Seal)

Province of British Columbia
City of Vancouver

I HEREBY CERTIFY that before me the undersigned authority personally appeared JONATHAN AWDE, President of Gold Standard Ventures (US) Inc., to me known to be the person described in and who executed the foregoing instrument, and acknowledged the execution thereof to be his free act and deed as such officer for the uses and purposes therein mentioned, and said instrument is the act and deed of said corporation.

WITNESS my hand and official seal in the City and Province above mentioned this ____ day of _____________, 2011.

Notary Public

My commission expires: _______________

(Seal)